EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6C 1H2

www.emgold.com

January 23, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD RECEIVES CONDITIONAL APPROVAL FROM TSX VENTURE EXCHANGE FOR ACQUISITION OF 51% INTEREST IN GOLDEN ARROW PROPERTY

Emgold Mining Corporation (TSXV: EMR) ("Emgold" or the "Company"): is pleased to announce that it has received conditional approval from the TSX Venture Exchange (the "TSXV") for its acquisition of a 51% interest in the Golden Arrow Property (the "Property") from Nevada Sunrise Gold Corporation ("Nevada Sunrise").

Pursuant to an Amended Letter of Intent dated December 27, 2017 (see news release dated January  2018), Emgold plans to complete the acquisition of the 51% interest in the Property by issuing 2.5 million shares in the capital of the Company and paying CAD $282,000 in cash (of which CAD $67,000) has already been paid.

Emgold also has a first option to acquire a further 29% interest in the Property by issuing an additional 2.5 million shares and completing CAD $2,750,000 in exploration expenditures over a three year period. The Company has a second option to acquire the remaining 20% interest in the Property through a buyout based on a sliding scale, as outlined in the Company's news release dated January 4, 2018.

The Company's acquisition of any interests in the Property is conditional upon the Company raising the necessary funds to close the transaction. Further, the acquisition is subject to conditions from the TSXV, and closing cannot occur until final acceptance has been received from the TSXV.

Golden Arrow Property Details

The Property is located approximately 40 miles east of Tonopah, Nevada. The property consists of 357 contiguous unpatented and 17 patented lode mineral claims covering an area of approximately 7,030 acres (2,845 hectares). It is an advanced-stage gold and silver exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling.

To date, two main exploration targets have been drilled on the Property, focusing on bulk disseminated mineralization – the Gold Coin and the Hidden Hill deposits. Numerous other targets have been identified for exploration. Emgold's management believes there is potential for expansion of both the Hidden Hill and the Gold Coin resources, and for discovery of other bulk disseminated mineralization on the Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Property, indicating potential for vein style mineralization that has been subject to limited, if any, modern exploration to evaluate its potential.

Emgold is in the process of completing an updated National Instrument 43-101 ("NI 43-101") technical report on the Property. This report is being completed by Mine Development Associates of Reno, Nevada, and will be available on the Company's SEDAR profile at www.sedar.com when filed.

The scientific and technical information that forms the basis for portions of this news release was reviewed and approved by Robert Pease, PG, CPG, who is a qualified person as defined by NI 43-101.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information, please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, timing and cost of exploration programs in respect of the Property and otherwise, anticipated results from the exploration activities, the discovery and delineation of mineral deposits/resources/reserves on the Property, the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option agreement for the Property and the Company's expectation that it will be able to enter into agreements to acquire interests in additional mineral properties, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSXV acceptance of the transaction and any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.